Exhibit 99.2

FIRST AMENDMENT TO THE

ROSETTA STONE INC.

2009 OMNIBUS INCENTIVE PLAN

This First Amendment (this “Amendment”) to the Rosetta Stone Inc. 2009 Omnibus Incentive Plan (the “Plan”) is made by Rosetta Stone Inc. (the “Company”).  This Amendment is effective as of May 26, 2011 (the “Amendment Effective Date”), provided the Company’s shareholders approve the adoption of this Amendment within one year after the Amendment Effective Date.  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Plan.

WHEREAS, Section 16.1 of the Plan provides that the Board may amend the Plan at any time, subject to certain exceptions; and

WHEREAS, the Board has determined that it is in the best interests of the Company to increase the maximum total number of shares of Stock that may issued by 1,000,000 shares from 2,437,744 shares to 3,437,744 shares; and

WHEREAS, the Board now desires to amend the Plan as provided below;

NOW, THEREFORE BE IT RESOLVED, pursuant to Section 16.1 of the Plan, the Board amends the Plan as follows:

1.              Amendment.

Section 4.1 (a) is deleted in its entirety and the following substituted therefor:

“(a)         The aggregate number of shares of Stock with respect to which Awards may be granted under the Plan is equal to 3,437,744 (the “Authorized Shares”).”

2.              Effect of Amendment.

On and after the effectiveness of this Amendment, each reference in the Plan to “this Plan”, “hereunder”, “hereof” or words of like import referring to the Plan, shall mean and be a reference to the Plan, as amended by this Amendment.  Except as amended hereby, the Plan continues and shall remain in full force and effect in all respects.